SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 43.776.517/0001-80

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), hereby publicly informs that it received from the Superintendence of Relations with Companies (Superintendência de Relações com Empresas – “SEP”) of Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários – “CVM”) the Official Letter 103/2019/CVM/SEP/GEA-2, dated April 2nd, 2019 (“Official Letter”), transcribed in the Exhibit hereof, in which clarifications are requested reguarding the news entitled “Meirelles says that the “privatization” of Sabesp in 2019 is “very predictable”, published on April 1st in the journal Folha de São Paulo (“News”), specially about the veracity of the following passages:

▪

“The State Finance and Planning Secretary Henrique Meirelles said on Monday (1st) that he considered it ‘very unlikely’ that there would be a definition on the privatization or capitalization of Sabesp in 2019. According to him, the current forecast is that the process be completed only in early 2020. (...)”

▪

““We are working on two hypothesis: the hypothesis of capitalization and privatization. And we have parallel working groups on both sides. There is more advanced work in capitalization, including by a World Bank agency. Privatization we’re starting now”, said Meirelles. The Doria management believes that the most viable option is to carry out a capital increase operation, approved by its board of directors at the end of 2018, to raise R$ 5 billion. Of this total, R$ 4 billion would go to the state coffers – the rest would be used as investment. In this type of operation, the government would attract private investors to a new holding company that would control Sabesp, which now holds 50.3% of two shares held by the state government.”

▪

“‘Objectively, we conclude that it will not be feasible, or will be very unlikely, to be an alternative or another, the completion of the process in 2019. This is due to the evolution of time and the lack of definition of the regulatory framework by the National Congress. It is very simple. As the provisional measure has not yet been voted and we are already in April, the most likely to be a revenue for the beginning of 2020”, concluded the secretary.”

In attention to the Official Letter and pursuant to the Material Fact dated March 11, 2018, the controlling shareholder of the Company, the Government of the State of São Paulo, is evaluating the capitalization of the Company by means of a corporate restructuring.

Additionally, as described since the election campaigns of 2018, and in view of the current economic and fiscal scenario of the federative entities, the Government of the State of São Paulo has cogitated divestments in invested companies in accordance with the statements depicted on the News. However, this reading of this scenarios does not represent, in our view, an Material Fact.

Until the present date, there is no definition or intention based on concrete facts regarding the form or the structure to the intended transaction or estimated timeline to its implementation, and therefore there is no new fact that motivates the disclosure of a Material Fact by the Company.

Yet, as mentioned on the Notice, it was issued on December 28, 2018 the Provisional Measure 868/18, which amends the regulatory mark of basic sanitation in the country, which is currently under discussion by the National Congress and impacts the definition of terms of the eventual transaction.

The decision about the potential divestment of the Company´s controlling stake, as well as the eventual developing of the capitalization, or alternatives, is incumbent upon the controlling shareholder, whom shall previously inform the Company about developments in the matter that constitute Relevant Facts in the form of the Law and the applicable regulations, for the purpose of their immediate disclosure to the market.

In relation to the capital increase approved by the Board of Directors on December 13, 2018, this was intended for the incorporation of profit reserves, without the issuance of new shares and within the limit authorized by the Bylaws, without relation with the aforementioned operations.

São Paulo, April 3rd, 2019.

Rui de Brito Álvares Affonso

Chief Financial Officer and Investor Relations Officer

EXHIBIT

Official Letter No. 103/2019/CVM/SEP/GEA-2

Rio de Janeiro, April 2, 2019.

To Mr.

RUI DE BRITTO ÁLVARES AFFONSO

Investor Relations Officer of

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Costa Carvalho Street, 300, Pinheiros

Zip Code 05429-900 São Paulo – SP

Tel.: (11) 3388-8247 Fax: (11) 3815-4465

E-mail: raffonso@sabesp.com.br; maasampaio@sabesp.com.br

C/C: emissores@b3.com.br; ana.pereira@b3.com.br; maiara.madureira@b3.com.br;

marcelo.heliodorio@b3.com.br

Subject: Request for clarification on news published in the media

            Dear Sir,

1.         We refer to the news published on the Folha de S. Paulo website on the world-wide Web on 04/01/2019 entitled “Meirelles says privatization of Sabesp in 2019 is ‘very unlikely’”, which includes the following information:

                        Meirelles says privatization of Sabesp in 2019 is ‘very unlikely’

                        Guilherme Seto

SÃO PAULO State Finance and Planning Secretary Henrique Meirelles said on Monday (1st) that he considered it ‘very unlikely’ that there would be a definition on the privatization or capitalization of Sabesp in 2019. According to him, the current forecast is that the process be completed only in early 2020.

The decision on the future of Sabesp, whether the company will be capitalized or privatized, also depends on transformation into a provisional measure law edited by Michel Temer’s government about sanitation companies.

If approved as it is, the provisional measure would devalue the sale of Sabesp, since it vetoes the establishment of contracts directly with municipalities, without bids, one of the competitive advantages of the company. In this way, capitalization would no longer be advantageous, according to the government.

“We are working on two hypothesis: the hypothesis of capitalization and privatization. And we have parallel working groups on both sides. There is more advanced work in capitalization, including by a World Bank agency. Privatization we’re starting now”, said Meirelles.

The Doria management believes that the most viable option is to carry out a capital increase operation, approved by its board of directors at the end of 2018, to raise R$ 5 billion. Of this total, R$ 4 billion would go to the state coffers – the rest would be used as investment.

In this type of operation, the government would attract private investors to a new holding company that would control Sabesp, which now holds 50.3% of two shares held by the state government.

“The Sabesp issue depends on the legal framework. The legal framework has advanced and will define whether we have the capitalization through the creation of a holding company, with the entry of private capital into holding, or it we are going to privatize” he added.

“Objectively, we conclude that it will not be feasible, or will be very unlikely, to be an alternative or another, the completion of the process in 2019. This is due to the evolution of time and the lack of definition of the regulatory framework by the National Congress. It is very simple. As the provisional measure has not yet been voted and we are already in April, the most likely to be a revenue for the beginning of 2020”, concluded the secretary.

The state Budget, considered excessively “optimistic” by Meirelles, foresaw R$ 4 billion in revenues from privatization. The secretary classified the forecast as “uncertain”, does not count on it as a revenue for 2019 and will try to cover it with the securitization of oil royalties – the issuance of debt securities with oil royalties as collateral.

In January, the Doria management promoted a contingency of R$ 5.7 billion in all areas. According to Meirelles, the measure was necessary due to the projected fiscal deficit of R$ 10.5 billion in 2019, added to “uncertain revenues” contained in the Budget.

The uncertainties would come from the privatization of Sabesp; of the “optimistic” evaluation of Real Estate Fund revenues (it was believed that real estate would be incorporated into the fund and sold this year, which should not happen either); and the forecast increae in ICMS tax collection, also questioned by Meirelles.

Promoted in late January, the contingency is being discussed publicly by the state administration after controversy around the Guri Project, one of the largest socio-cultural programs in the country.

Project teachers received prior notices last week and the closure of Guri vacancies began to be discussed publicly. On Monday (1st), Doria announced the disqualification of R$ 21 million from the project, which will continue without reduction of vacancies or resignation of employees.

2.         In this respect, we require your manifestation on the veracity of the statements in the news, in particular with respect to the highlighted sections, and if so, we request further clarification on the subject, as well as inform the reasons why you understood not to constitute the matter a Material Fact, under the terms of CVM Instruction 358/02.

3.         Such manifestation shall include a copy of this Official Letter and be sent to the IPE System, category “Notice to the Market”, type “Clarifications on CVM/B3 Inquiries”. Compliance with this request for manifestation by means of a Notice to the Market does not exempt any liability investigation for the non-disclosure of Material Fact, pursuant to CVM Instruction 358/02.

4.         We emphasize that, pursuant to article 3 of CVM Instruction 358/02, it is incumbent upon the Investor Relations Officer to disclose and inform to CVM and, as the case may be, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any relevant act or fact occurring or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading. Controlling shareholders, officers, members of the board of directors, fiscal council and any bodies with the technical or advisory functions, created by statutory provision, shall report any relevant act or fact known to the Investor Relations Officer, which shall promote its disclosure. It is incumbent upon the Investor Relations Officer to ensure that the disclosure of a material act or fact precedes or is made simultaneously with the transmission of information by any means of communication, including press information, or at meetings of class entities, investors, analysts or selected public, in the country or abroad. According to article 5 of the same Instruction, the disclosure of a material act or fact should occur, whenever possible, before the beginning or after the closing of the business in the stock exchanges and entities of the organized over-the-counter market in which the securities issued by the company are admitted.

5.         We also recall the obligation set forth in the sole paragraph of article 4 of CVM Instruction 358/02, of inquiring the Company's management and controlling shareholders, as well as all other persons with access to material acts or facts, in order to determine whether these are aware of information that should be disclosed to the market in order to ascertain whether they would have knowledge of information that should be disclosed to the market. We also point out that, pursuant to article 8 of the same Instruction, it is incumbent upon the controlling shareholders, executive officers, members of the board of directors, fiscal council and any bodies with technical or consultative functions, created by statutory provision, and employees of the company, keep confidential information related to a relevant act or fact to which they have privileged access due to the position or position they occupy, until their disclosure to the market, as well as to ensure that subordinates and third parties of their confidence also do so, responding jointly with them in the event of noncompliance.

6.         We warn that it will be up to this administrative authority, in the use of its legal attributions and, based on item II, of article 9, of Federal Law 6,385/1976, and articles 7 and 9 of CVM Instruction 452/2007, to determine the application of a fine, in the amount of one thousand reais (R$ 1,000.00), without prejudice to other administrative sanctions, for not attending this Official Letter until 09:00 am on April 04, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 4, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.